January 9, 2023

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Atlas Energy Solutions Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted August 26, 2022
CIK No. 0001910950

Ladies and Gentlemen:

Set forth below are the responses of Atlas Energy Solutions Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2022, with respect to Amendment No. 3 to Draft Registration Statement on Form S-1, CIK No. 0001910950, submitted to the Commission on August 26, 2022 (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also confidentially submitting Draft Registration Statement No. 5 (the “Draft Registration Statement”) via EDGAR. All references to page numbers and captions correspond to the Draft Registration Statement unless otherwise specified.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted August 26, 2022

“Who We Are”: A Discussion of Corporate Integrity and our Mission to Increase Access to Affordable Energy..., page i

1.

Please revise your disclosure to discuss the basis for your statement that your electrified dredging system reduces emissions by approximately 9.3 million pounds (4,230 metric tons) annually and clarify your definition of the term emissions.

RESPONSE: The Company acknowledges the Staff’s comment and advises it that the disclosure has been revised on page ii of the Draft Registration Statement.

Summary

Overview, page 4

2.

We note your response to prior comment 1 and reissue it in part. Please file your agreement with a leading provider of autonomy and robotic technology to procure, design and build your fleet of autonomous vehicles or provide us with a more detailed

Securities and Exchange Commission

January 9, 2023

analysis of why you believe this is not a material agreement. In that regard, we note you disclose on page 91 that your labor costs represent the most significant cost of converting frac sand to finished product and on page 131 that your technology enhancements are expected to reduce operating costs through decreased labor intensity and that your technology initiatives could have a significant impact in driving future revenue and increasing cash flow, reducing emissions, improving safety and relieving traffic and other burdens produced by existing last-mile delivery.

RESPONSE: The Company acknowledges the Staff’s comment and advises that the Company’s agreement with a leading provider of autonomous vehicle technology (the “Autonomous Vehicle Agreement”) is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries and need not be filed. Additionally, the Company has evaluated each of these categories and concluded that those set forth in Item 601(b)(10)(ii) are inapplicable to the Autonomous Vehicle Agreement.

The Company routinely seeks out and enters into agreements with third parties involving the purchase of equipment, software and technology services used in its operations, including those that provide equipment and develop and provide innovative techniques, methods and technologies that may compliment the Company’s ongoing operations. In its existing logistics business, the Company currently uses third-party transportation contractors to deliver proppant to its customers. In connection with its ongoing wellsite delivery initiative, the Company has sourced fit-for-purpose trucks and trailers that it can use to supplement those third-party delivery services and ultimately bring that portion of its business in-house. These trucking assets and related delivery processes have been designed to significantly expand the daily payload capacity per truck, which the Company expects to deliver significant productivity gains. Through these productivity gains, the Company expects to realize the financial benefits currently discussed in the Draft Registration Statement, as well as reduce the other general burdens produced by existing last-mile delivery. Additionally, with the increased daily payload capacity provided by the Company’s fit-for-purpose trucks and trailers, the Company will be able to fulfill customer orders with fewer total deliveries. The Company expects this to reduce the overall number of trucks on public roadways in the Permian Basin, which will reduce the related emissions, relieve traffic congestion and improve road safety for the residents of the region. While the presence of the autonomous technology to be provided under the Autonomous Vehicle Agreement would further magnify the benefits the Company expects to realize from its wellsite delivery initiative, the significant driver of these benefits is the fit-for-purpose trucking assets themselves, which do not require such technology be present for their deployment and operation.

The Company has revised the disclosure relating to its wellsite delivery services to further clarify these points. Please see pages 5, 8, 91-92 and 133 of the Draft Registration Statement.

For the reasons set forth above, the Company does not believe that its business is substantially dependent on the Autonomous Vehicle Agreement and since such agreement was entered into in the ordinary course of the Company’s business, it does not believe that such agreements is a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

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Securities and Exchange Commission

January 9, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas Zentner of Vinson & Elkins L.L.P. at 512.542.8449.

Very truly yours,

ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

Enclosures

cc:	Thomas Zentner, Vinson & Elkins L.L.P.